SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 9, 2003**



Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report)

Item 5.   Other Events and Regulation FD Disclosure.

Incorporated by reference is a press release issued by the Company on October 9, 2003 that is attached hereto as Exhibit 99.1.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

Exhibit   Description

99.1   Press release issued by the Company on October 9, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Dated: October 9, 2003   Title: Chief Financial Officer

Links





Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES THIRD QUARTER 2003 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – October 9, 2003 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its third quarter 2003 financial results on Thursday, November 6, 2003, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Wednesday, November 5, 2003.

This call will be webcast live by CCBN and can be accessed at the Company's website at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0021 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from November 6th through November 20th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on November 6th until November 20th by calling 800-294-4340 from anywhere in the U.S. or 402-220-9772 from non-U.S. locations.

The webcast will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com